Filed by Portugal Telecom, SGPS, S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Portugal Telecom, SGPS, S.A.

Commission File No.: 001-13758

Oi S.A.

Commission File No.:  001-15256

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication may contain information relating directly or indirectly to (1) the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. or another company identified for this purpose (“CorpCo”), on the one hand, and Oi, on the other hand, and (2) the proposed merger (incorporação) of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) with and into CorpCo (these transactions, together with any other transactions related thereto, the “Business Combination”).

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom, Oi or CorpCo.

This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of Portugal Telecom, Oi and CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to Portugal Telecom, Oi and CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of Portugal Telecom, Oi and CorpCo and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Portugal Telecom, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.

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1.         Written communication of Portugal Telecom and certain other shareholders of CTX Participações S.A. (“CTX”) and Contax Participações S.A. (“Contax”), dated October 1, 2013, with respect to a corporate restructuring of AG Telecom Participações S.A., La Fonte Telecom S.A., PASA Participações S.A. and EDSP75 Participações S.A. in connection with the Business Combination, which written communication was made public by CTX and Contax in accordance with Brazilian law on October 2, 2013.

TEXT OF WRITTEN COMMUNICATION OF PORTUGAL TELECOM
AND CERTAIN OTHER SHAREHOLDERS
TO CTX PARTICIPAÇÕES S.A. AND CONTAX PARTICIPAÇÕES S.A.

Rio de Janeiro, October 1, 2013.

To

CTX Participações S.A. and Contax Participações S.A.

In hand

Dear Sirs,

We hereby inform you that today AG Telecom Participações S.A. (“AG”), Andrade Gutierrez Telecomunicações Ltda., LF Tel S.A. (“LF”), La Fonte Telecom S.A., PASA Participações S.A. (“PASA”), EDSP75 Participações S.A. (“EDSP 75”), Portugal Telecom SGPS S.A. (“Portugal Telecom”) and Bratel Brasil S.A. (“Bratel Brasil”), hereby jointly referred to as “Companies”, have agreed to establish the principles that will regulate the negotiations for the execution of the corporate reorganization of PASA, EDSP 75, AG and LF in order to, because of the intended transaction described in the Material Fact published today by Oi S.A. (“Oi”) (“Oi Transaction”), (i) segregate the interests held by AG and LF in CTX and Contax, in companies incorporated for this purpose; (ii) allow Portugal Telecom to no longer have an interest in contact center companies and to concentrate its investments in Brazil solely in telecom activities through Oi (“Transaction”).

The Transaction will be held through the spin-offs of PASA, EDSP 75, AG and LF and the exchange of shares between Portugal Telecom and the other shareholders of PASA, and Portugal Telecom and the other shareholders of EDSP75, as follows:

1. Spin-offs of PASA, EDSP 75, AG and LF

The first stage of the Transaction will consist of the partial spin-offs of PASA, EDSP 75, AG and LF to segregate the interests held by them in CTX and Contax (“Spin-offs”).

The Spin-offs will be carried out through the transfer of all the shares issued by CTX and Contax currently directly held by AG e LF and indirectly held PASA and EDSP75 to the new companies incorporated for this purpose (“Newcos”). The shareholders of AG, LF, PASA and EDSP75 will maintain the same interests currently held in these companies in the companies resulting from the Spin-offs.

2. Share Exchanges

After the Spin-offs are executed, Portugal Telecom and the other shareholders of PASA, as well as Portugal Telecom and the other shareholders of EDSP75 will exchange CTX, Contax and Newcos shares by AG e LF, and/or Telemar Participações S.A. and/or Oi shares so that Portugal Telecom is no longer a direct or indirect shareholder of CTX, Contax, and Newcos, and the other shareholders of PASA and EDSP75 will directly or indirectly hold the CTX and Contax shares held by Portugal Telecom and be the only shareholders of Newcos (“Exchanges”).

The structure of the CTX Spin-offs or the Exchange can be changed as agreed by the Parties always with the objective of segregating the interests held by PASA, EDSP75, AG and LF in CTX and Contax and the direct and indirect withdrawal of Portugal Telecom from these companies.

3. Conditions for the Implementation, Approvals and Other Information on the Transaction

The execution of the Transaction is subject to the following conditions precedent, among others (i) that an agreement is reached regarding the final documents and the approval of the Transaction’s conditions by the competent bodies of each company and their shareholders involved in the Transaction; (ii) that the necessary legal and administrative authorizations in Brazil, Portugal and other applicable jurisdictions are obtained, as applicable; and (iii) that creditors and third parties grant their prior approval for the implementation of the Spin-offs or Exchanges whenever necessary. If any of these conditions is not met, the Spin-offs and Exchanges will not be executed.

If the contractual conditions precedent are met, the Spin-offs can be implemented regardless of the implementation of the Exchanges and the execution of the Oi Transaction. The execution of the Exchange is therefore subject to the valid execution of Oi’s capital increase, envisaged in the scope of the Oi Transaction.

This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original written communication was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.